UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X               Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2023 Interim Results dated 04 August 2023, prepared by WPP plc.

                                                                                 4 August 2023

2023 Interim Results
Resilient performance with second quarter impacted by lower revenues in the US from technology clients and delays in spend on technology projects. Now expect 2023 LFL growth of 1.5-3.0%.  Margin guidance remains at around 15% at 2022 rates

Key figures

£m	H1 2023	+/(-) % reported1	+/(-) % LFL2	H1 2022
Revenue	7,221	6.9	3.5	6,755
Revenue less pass-through costs	5,811	5.5	2.0	5,509

Reported:
Operating profit	306	(43.2)	-	539
Profit before tax	204	(51.2)	-	419
Diluted EPS (p)	10.3	(54.6)	-	22.7
Dividends per share (p)	15.0	-	-	15.0

Headline3:
Operating profit	666	4.3	2.7	639
Operating profit margin	11.5%	(0.1pt*)	0.1pt*	11.6%
Profit before tax	546	(2.9)	-	562
Diluted EPS	33.1p	0.3	-	33.0p
* Margin points

H1 and Q2 financial highlights
●
H1 reported revenue +6.9%, LFL revenue +3.5% (Q2 +2.3%)
●
H1 revenue less pass-through costs +5.5%, LFL revenue less pass-through costs +2.0% (Q2 +1.3%)
●
In Q2, ex-US growth accelerated to mid-single digits, with China growing albeit less strongly than expected.  North America declined in Q2, primarily due to lower revenues from technology clients
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H1 headline operating profit margin 11.5%, down 0.1pt, and on a constant FX basis improved by 0.1pt. Efficiency benefits offset by investment in IT and higher severance costs
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Trade working capital favourable movement of £165m year-on-year. Non-trade working capital adverse movement of £316m
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Adjusted net debt at 30 June 2023 £3.5bn, up £0.3bn year-on-year, £0.4bn lower than Q1 2023. Expect year end net debt to be flat year-on-year

Performance, strategic progress and outlook
●
Global Integrated Agencies H1 LFL revenue less pass-through costs growth +2.2% (Q2 +1.5%): within which GroupM, our media planning and buying business +6.1% (Q2 +6.1%), partially offset by a 0.8% LFL decline at other Global Integrated Agencies (Q2 -2.3%)
●
Solid new business performance: $2.0bn net new billings in H1 with the pipeline of potential new business larger than at the same point in 2022
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Acquisitions of Goat and Obviously in the fast-growth area of influencer marketing and an investment in Majority, a diversity-led creative agency
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Transformation programme on track to deliver at least £450m of annual savings this year over a 2019 base
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Planned review of our property portfolio resulting in a consolidation of our office space with an impairment charge for the full year of approximately £220m which is largely non-cash (H1 2023: £180m)
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2023 interim dividend of 15.0p declared (2022: 15.0p)
●
Full year 2023 LFL growth of 1.5-3.0% (previously 3-5%); FY 2023 headline operating profit margin around 15.0% (excluding the impact of FX)

Mark Read, Chief Executive Officer of WPP, said:

"Our performance in the first half has been resilient with Q2 growth accelerating in all regions except the USA, which was impacted in the second quarter by lower spending from technology clients and some delays in technology-related projects. This was felt primarily in our integrated creative agencies. China returned to growth in the second quarter albeit more slowly than expected. In the near term, we expect the pattern of activity in the first half to continue into the second half of the year.

"Our media business, GroupM, grew consistently across the first six months as did our businesses in the UK, Europe, Latin America and Asia-Pacific. Client spending in consumer packaged goods, financial services and healthcare remained good and, despite short-term challenges, our technology clients represent an important driver of long-term growth. Our agencies performed extremely well at the Cannes Lions Festival winning five Grand Prix and 165 Lions with Mindshare recognised as the most-awarded media agency. We won major new business assignments with clients including: Reckitt, Mondelēz, easyJet, Lloyds Banking Group, Pernod Ricard and India's second largest advertiser, Maruti Suzuki.

"We have exciting future plans in AI that build on our acquisition of Satalia in 2021 and our use of AI across WPP. We are leveraging our efforts with partnerships with the leading players including Adobe, Google, IBM, Microsoft, Nvidia and OpenAI. We are delivering work powered by AI for many clients including Nestlé, Nike and Mondelēz. AI will be fundamental to WPP's future success and we are committed to embracing it to drive long-term growth and value."

This announcement contains information that qualifies or may qualify as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary.

For further information:

Investors and analysts
Tom Waldron	+44 7788 695864
Anthony Hamilton	+44 7464 532903
Caitlin Holt	+44 7392 280178

irteam@wpp.com

Media
Chris Wade	+44 20 7282 4600

Richard Oldworth	+44 7710 130 634
Buchanan Communications	+44 20 7466 5000

wpp.com/investors

1 Percentage change in reported sterling.
2 Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. Both periods exclude results from Russia.
3 In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown in Appendix 2.

First half overview

First half revenue was £7.2bn, up 6.9% from £6.8bn in H1 2022, and up 3.5% like-for-like. Revenue less pass-through costs was £5.8bn, up 5.5% from £5.5bn in H1 2022, and up 2.0% like-for-like.

	Q2 2023 £m	% reported	% M&A	% FX	% LFL
Revenue	3,761	2.7	1.1	(0.7)	2.3
Revenue less pass-through costs	2,982	1.6	0.9	(0.6)	1.3

	H1 2023 £m	% reported	% M&A	% FX	% LFL
Revenue	7,221	6.9	0.9	2.5	3.5
Revenue less pass-through costs	5,811	5.5	0.9	2.6	2.0

Business segment review4

Business segments - revenue less pass-through costs

% LFL +/(-)	Global Integrated Agencies	Public Relations	Specialist Agencies
Q2 2023	1.5	2.0	(1.6)
H1 2023	2.2	2.1	0.2

Global Integrated Agencies: GroupM, our media planning and buying business, grew consistently during the half and across all regions, benefiting from continued client investment in media, with like-for-like growth in revenue less pass-through costs of +6.1% (Q2 +6.1%), partially offset by a 0.8% LFL decline at other Global Integrated Agencies (Q2 -2.3%).

Ogilvy grew well, supported by recent new business wins including Verizon and SC Johnson. Hogarth, our creative production agency, continued to deliver good growth as it expands its collaboration with other WPP agencies.

Other Global Integrated Agencies, Wunderman Thompson, VMLY&R and AKQA Group, felt the greatest impact from reduced spend across the technology sector and delays in technology-related projects. As anticipated, revenue less pass-through costs in the retail sector was impacted by known 2022 client losses.

Revenue less pass-through costs from our offer in experience, commerce and technology was around 39% of our Global Integrated Agencies, excluding GroupM, compared to around 35% in 2019 and unchanged from H1 2022, impacted by the previously referenced delays in technology-related projects. Our digital billings mix within GroupM increased to 49%, compared to 48% in FY 2022.

Public Relations: FGS Global continued to grow strongly in the first half. H+K Strategies delivered solid growth, lapping double-digit growth in the first half 2022. BCW saw a small decline in revenue less pass-through costs in the first half.

Specialist Agencies: good growth in design agency Landor & Fitch, and our specialist healthcare media planning and buying agency, CMI Media Group, was offset by declines at smaller agencies affected by delays in client projects.

Regional review

Regional segments - revenue less pass-through costs

% LFL +/(-)	North America	United Kingdom	Western Continental Europe	Rest of World
Q2 2023	(4.1)	9.0	3.9	4.3
H1 2023	(1.2)	8.2	3.7	3.1

North America declined by 1.2% in the first half reflecting the lower revenues from technology clients, which predominantly impacted our integrated creative agencies, and the expected impact of 2022 client losses in the retail sector. This was partially offset by growth in spending from consumer packaged goods, healthcare and financial services. GroupM continued to grow well in the region.

The United Kingdom grew strongly led by GroupM. CPG and healthcare were the strongest client sectors. In Western Continental Europe, strong performances in Germany and Spain offset declines in France due to client losses.

The Rest of World saw good growth in the half. China grew 4.8% in the second quarter, as that market continued to recover from Covid-related impacts, albeit at a slower pace than anticipated. India moved into growth in Q2 against a strong comparative of 48% growth in Q2 2022.

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q2 2023	(4.5)	9.0	6.6	4.8	2.5
H1 2023	(1.2)	8.2	5.4	(4.0)	0.8

Client sector review
Client sector - revenue less pass-through costs

H1 2023	% share	% growth +/(-)
CPG	26.1	15.1
Tech & Digital Services	17.8	(4.9)
Healthcare & Pharma	12.5	4.2
Automotive	10.2	(0.2)
Retail	9.5	(7.9)
Telecom, Media & Entertainment	6.2	(1.4)
Financial Services	6.1	10.0
Other	5.5	(0.3)
Travel & Leisure	3.6	8.9
Government, Public Sector & Non-profit	2.5	3.6

Strategic progress

There have never been more opportunities for advertisers to reach consumers, reflected in the plethora of marketing channels available. In this increasingly complex world, WPP's unique position and offer is more relevant than ever. Our clients continue to invest in their brands and seek our support as they navigate this complexity.

Clients: We have won $2.0bn of net new business billings in the first half (H1 2022: $3.4bn) including the potential loss of certain Pfizer assignments currently held by WPP integrated creative agencies. Key assignment wins included Maruti Suzuki (media), Pernod Ricard (creative), Reckitt (media), Beko (creative), and Costa Coffee (PR).

Our Vantage global client satisfaction survey has shown the key measure of "Likely To Recommend" has remained at all-time high levels with an increase in scores related to world-class creativity.

Creativity and awards: Creativity is at the heart of our offer, and we continue to be recognised for our creative excellence. WPP had another successful year at Cannes Lions International Festival of Creativity, winning a total of 165 Lions including one Titanium Lion, five Grand Prix, and 24 Gold awards. Mindshare was also named Media Network of the Year.

Earlier in the year, WARC named WPP the top company in all three of their rankings, the Creative 100, Effective 100 and Media 100 lists. Ogilvy ranked as the top network of the year in both the Creative 100 and Effective 100 while EssenceMediacom took first place in the Media 100. In addition, the Effie Awards named WPP the most effective communication company in the world, with Ogilvy placing first in the most effective agency network rankings.

Investment for growth: We have invested in strategically important areas and growth markets. We acquired Goat, a London-based, data-driven influencer marketing agency; Obviously, a New York-based, technology-led influencer marketing agency; 3K Communication, a Frankfurt-based healthcare PR agency; and amp, one of the world's leading sonic branding companies. We also made a minority investment in Majority, a diversity-focused US creative agency.

In July, KKR completed their minority investment to become a 29% shareholder in FGS Global, after acquiring all of Golden Gate Capital's equity and a proportion of the interests of WPP and FGS Global management. WPP remains the majority owner at 51%. The transaction valued FGS Global at $1.425bn.

We have invested organically in new technology platforms to provide a future-facing offer to clients and innovate for the medium term. The main areas of investment are in Choreograph, our data company, and WPP Open, our AI-powered technology platform.

We believe that AI will be fundamental to WPP's business and are excited by its transformational potential. Our expertise in the application of AI to marketing is based on investments that we have been making over many years, including the appointment of a Head of Creative AI in 2019 and the acquisition of Satalia in 2021.

AI is used extensively across our business today, particularly in GroupM and in Hogarth, our creative production business. Our application of AI includes automation of workflows, speeding up the process of ideation and concepting, and producing innovative creative work for clients. An example is our work for Cadbury's in India which used AI to allow Bollywood superstar Shah Rukh Khan to produce personalised ads for local businesses which won a Titanium Lion for Creativity at the 2022 Cannes Lions festival and won again at the festival in 2023, securing a Grand Prix for Creative Effectiveness.

We are working with technology from all the main AI companies, including Adobe, Google, IBM, Microsoft, Nvidia, and OpenAI, with dedicated enterprise platforms, proprietary to WPP, to deliver work to clients that protects their information. We recognise the challenges of AI to society and have implemented legal and ethical guidelines to help us responsibly deploy this technology.

In May, WPP and Nvidia announced plans to develop a content engine that harnesses NVIDIA Omniverse™ and AI to enable creative teams to produce high-quality commercial content faster, more efficiently and at scale while staying fully aligned with a client's brand.

The new engine connects an ecosystem of 3D design, manufacturing and creative supply chain tools, including those from Adobe and Getty Images, letting WPP's artists and designers integrate 3D content creation with generative AI. This enables our clients to reach consumers in highly personalised and engaging ways, while preserving the quality, accuracy and fidelity of their company's brand identity, products and logos.

Talent: Our success is driven by our exceptional talent. We have continued to invest to attract, engage and develop the best talent in our industry. In May, we hired Corey duBrowa, one of the industry's most highly regarded communications leaders, as Chief Executive of BCW.

We have invested in education and training, including through our Future Readiness Academies, a bespoke global learning programme available to everyone across WPP. We also launched the second cohort of our Creative Technology Apprenticeship, a nine-month intensive programme where apprentices learn creative technology skills using the latest software and hardware to prepare them for a career in today's creative technology field. In addition, we sponsored a cohort of WPP leaders through a Postgraduate Diploma in AI for Business at Oxford University's Saїd Business School, with 28 senior executives graduating earlier this year.

Transformation: We are making progress on our transformation plan which we set out in December 2020, designed to achieve £600m in gross annual cost efficiencies by 2025. We are on target to achieve our annual run-rate of £450m in efficiencies this year, against a 2019 baseline.

We opened five new campuses, in Atlanta, Austin, Guangzhou, Manchester and Paris, in the half, taking the total to 38 campuses. By the end of the year, we intend to open two further campuses and will accommodate around 60,000 of our people in campus buildings.

A review of our property portfolio has led to ongoing actions including the further consolidation of our operations in campuses across the US, in New York and other cities.

Purpose and ESG

WPP's purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. During the first six months of the year we have made good progress in fulfilling our commitments in each pillar of our purpose statement.

People: We are committed to our $30m pledge, set out in June 2020, to fund inclusion programmes within WPP and to support external organisations, as part of our Racial Equity Programme. WPP agencies globally apply to receive resources to create and run impactful programmes to advance racial equity. During the quarter, the programme received applications for its fourth round of funding.

Planet: In 2021, we announced our commitment to reduce carbon emissions from our own operations to net zero by 2025 and across our supply chain by 2030. Our net zero pledges are backed by science-based reduction targets, which have been verified by the Science-Based Targets initiative. We have committed to reducing our absolute Scope 1 and 2 emissions by at least 84% by 2025 and reduce Scope 3 emissions by at least 50% by 2030, both from a 2019 base year.

In April, our 2022 Sustainability Report reported that we have delivered a reduction in Scope 1 and 2 emissions of 71% in absolute terms since our 2019 baseline.

WPP maintained a low risk rating in the 2023 Sustainalytics risk rating, which scores the ESG performance of companies. WPP has the lowest risk rating of its peer group and saw an improvement in its score from 12.1 in 2022 to 10.6 in 2023.

Clients: We are proud to enable our clients in their own sustainability journeys and ensure client work is inclusive and accessible. At the Cannes Lions Festival of Creativity 2023 we were recognised for our purpose-driven client work including a Titanium Lion for Corona's Extra Lime campaign in which Corona partnered with local governments to equip and educate farmers to expand their lime yield, and a Grand Prix for Dove's #TurnYourBack campaign which raised awareness of the harmful impact of toxic beauty content.

Communities: We make a positive contribution to the communities in which we live and work. WPP collaborated with The One Club for Creativity to introduce ONE School UK, a free intensive portfolio programme spanning 16 weeks, aiming to provide opportunities for promising Black creatives based in the UK. Funded by WPP's Racial Equity Programme, the virtual ONE School UK welcomed its inaugural cohort in March 2023.

Outlook

We are updating our guidance for 2023 as follows:

Like-for-like revenue less pass-through costs growth of 1.5-3.0% for FY 2023 (previously 3-5%); guidance for FY 2023 headline operating margin of around 15% (excluding the impact of FX) maintained

Other 2023 financial guidance:
●
Mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
●
FX impact: current rates (at 31 July 2023) imply a c.2.0% drag on FY 2023 revenues less pass-through costs and a c.0.25pt drag on FY 2023 headline operating margin
●
Headline income from associates is expected to be around 40m5
●
Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 27%
●
Capex of around £250m (previously £300m)
●
Restructuring and property costs of around £400m, consisting of costs of £180m detailed in prior guidance with the addition of £220m of cost relating to the 2023 property review (of which £200m is non-cash)
●
Trade working capital expected to be broadly flat year-on-year, with operational improvement offsetting increased client focus on cash management
●
Non-trade working capital expected to be an outflow of £150m
●
Average adjusted net debt/headline EBITDA within the range of 1.5x-1.75x
●
Year-end adjusted net debt flat year-on-year

Medium-term guidance

We remain confident in our ability to deliver annual revenue less pass-through costs growth of 3-4% and headline operating profit margin of 15.5-16%, as a result of the actions we have taken to broaden and strengthen our services, to increase our exposure to attractive industry segments and to leverage our global scale.

Financial results

Unaudited headline income statement6:

Six months ended (£m)	30 June 2023	30 June 2022	+/(-) % reported	+/(-) % LFL

Revenue	7,221	6,755	6.9	3.5
Revenue less pass-through costs	5,811	5,509	5.5	2.0
Operating profit	666	639	4.3	2.7
Operating profit margin %	11.5%	11.6%	(0.1pt*)	0.1pt*
Income from associates	8	12	(38.2)
PBIT	674	651	3.5
Net finance costs	(128)	(89)	(43.5)
Profit before tax	546	562	(2.9)
Tax	(148)	(143)	(3.1)
Profit after tax	398	419	(5.0)
Non-controlling interests	(37)	(43)	13.7
Profit attributable to shareholders	361	376	(4.0)
Diluted EPS	33.1p	33.0p	0.3
*margin points

Reconciliation of profit before tax to headline operating profit:

Six months ended (£m)	30 June 2023	30 June 2022

Profit before taxation	204	419
Finance and investment income	(102)	(56)
Finance costs	231	145
Revaluation and retranslation of financial instruments	(26)	(33)
Profit before interest and taxation	307	475
(Earnings)/loss from associates - after interest and tax	(1)	64
Operating profit	306	539
Goodwill impairment	53	-
Amortisation and impairment of acquired intangible assets	36	31
Investment and other impairment charges	11	-
Losses on disposal of investments and subsidiaries	3	48
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(60)
Litigation settlement	(10)	-
Restructuring and transformation costs	87	81
Property related costs	180	-
Headline operating profit	666	639

Business sector review7

Revenue analysis
	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	3,211	3.3	2.9	6,107	7.2	4.0
Public Relations	311	2.2	1.7	618	7.6	2.7
Specialist Agencies	239	(4.7)	(4.6)	496	3.0	(1.3)
Total Group	3,761	2.7	2.3	7,221	6.9	3.5

Revenue less pass-through costs analysis
	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	2,474	1.8	1.5	4,782	5.4	2.2
Public Relations	292	2.3	2.0	584	6.7	2.1
Specialist Agencies	216	(1.8)	(1.6)	445	4.5	0.2
Total Group	2,982	1.6	1.3	5,811	5.5	2.0

Headline operating profit analysis
£m	2023	% margin*	2022	% margin*
Global Int. Agencies	540	11.3	507	11.2
Public Relations	88	15.0	83	15.2
Specialist Agencies	38	8.6	49	11.4
Total Group	666	11.5	639	11.6
* Headline operating profit as a percentage of revenue less pass-through costs

Regional review

Revenue analysis
	Q2			H1
	£m	% reported	% LFL	£m	% reported	% LFL
N. America	1,376	(1.6)	(2.1)	2,744	6.1	0.4
United Kingdom	567	14.6	12.7	1,065	11.3	10.4
W Cont. Europe	781	6.8	4.3	1,477	9.3	5.0
AP, LA, AME, CEE*	1,037	(0.2)	2.3	1,935	4.0	3.6
Total Group	3,761	2.7	2.3	7,221	6.9	3.5
* Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue less pass-through costs analysis
	Q2			H1
	£m	% reported	% LFL	£m	% reported	% LFL
N. America	1,134	(3.3)	(4.1)	2,284	4.4	(1.2)
United Kingdom	419	9.0	9.0	796	8.0	8.2
W Cont. Europe	621	7.3	3.9	1,179	8.5	3.7
AP, LA, AME, CEE	808	1.2	4.3	1,552	3.6	3.1
Total Group	2,982	1.6	1.3	5,811	5.5	2.0

Headline operating profit analysis
£m	2023	% margin*	2022	% margin*
N. America	287	12.6	300	13.7
United Kingdom	98	12.3	67	9.1
W Cont. Europe	111	9.4	99	9.1
AP, LA, AME, CEE	170	11.0	173	11.6
Total Group	666	11.5	639	11.6
* Headline operating profit as a percentage of revenue less pass-through costs

Operating profitability

Reported profit before tax was £204m, compared to £419m in the prior period, principally reflecting the impairment taken as a result of the 2023 property review.

Reported profit after tax was £149m compared to £301m in the prior period.

Headline EBITDA (including IFRS 16 depreciation) for the first half was up 2.9% to £767m. Headline operating profit was up 4.3% to £666m.

Headline operating profit margin was down 10 basis points to 11.5% and up 10 basis points year on year on a constant currency basis. Total operating costs were up 5.7% to £5.1bn. Staff costs, excluding incentives, were up 5.4% year-on-year to £4.0bn, including severance costs of £40m (H1 2022: £17m), partially offset by good control over our freelance spend. Severance costs increased as we aligned headcount to market conditions. Incentive costs were £172m, compared to £164m in the first half of 2022.

Establishment costs were up 3.6% at £272m while IT costs were up 13.6% at £350m, reflecting investment in our IT infrastructure, cyber security and a move to cloud computing.

Personal costs rose 16.3% to £112m, reflecting higher client-related business travel, and other operating expenses were down 1.0% at £270m.

On a like-for-like basis, the average number of people in the Group in the first half was 115,000 compared to 113,000 in the first half of 2022. The total number of people as at 30 June 2023 was 114,000 compared to 115,000 as at 30 June 2022.

Adjusting items

The Group incurred £360m of adjusting items in the first half of 2023, mainly relating to restructuring and transformation costs and property and goodwill impairments. This compares with net adjusting items in the first half of 2022 of £100m.

Restructuring costs related to IT and other transformation were £87m in the first half of 2023 (H1 2022: £81m), in line with expectations and as guided. Charges related to the 2023 property review were £180m and relate to lease impairments, primarily in the US, all of which are non-cash. For the full year 2023 we expect adjusting items of around £400m, consisting of £180m detailed in prior guidance with the addition of £220m of charges relating to the 2023 property review (of which £200m is non-cash).

Goodwill impairment, amortisation of acquired intangibles and investment write-downs were £101m in the first half (H1 2022: £31m).

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £128m, an increase of £39m year-on-year, due to higher levels of debt and lower investment income partially offset by higher interest earned on cash.

The headline tax rate (based on headline profit before tax) was 27.0% (2022: 25.5%) and on reported profit before tax was 26.9% (2022: 28.1%). The increase in the headline tax rate is driven by changes in tax rates or tax bases in the markets in which we operate. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

Earnings and dividend

Reported profit before tax was down 51.2% to £204m. Headline profit before tax was down 2.9% to £546m.

Profits attributable to share owners were £112m, compared to a profit of £258m in the prior period.

Headline diluted earnings per share from continuing operations rose by 0.3% to 33.1p. Reported diluted earnings per share, on the same basis, was 10.3p, compared to 22.7p in the prior period.

For 2023, the Board is declaring an interim dividend of 15.0p (2022: 15.0p). The record date for the interim dividend is 13 October 2023, and the dividend will be payable on 3 November 2023.

Further details of WPP's financial performance are provided in Appendix 1.

Cash flow highlights

Six months ended (£ million)	30 June 2023	30 June 2022
Operating profit	306	539
Depreciation and amortisation	259	255
Impairments and investment write-downs	204	8
Lease payments (inc interest)	(184)	(190)
Non-cash compensation	76	67
Net interest paid	(47)	(60)
Tax paid	(171)	(163)
Capex	(104)	(117)
Earnout payments	(12)	(63)
Other	(37)	(9)
Trade working capital	(522)	(1,015)
Other receivables, payables and provisions	(523)	(726)
Adjusted free cash flow	(755)	(1,474)
Disposal proceeds	14	34
Net initial acquisition payments	(203)	(46)
Share purchases	(37)	(681)
Net cash flow	(981)	(2,167)

Net cash outflow for the first half was £1.0bn, compared to £2.2bn in the first half of 2022. The main drivers of the cash flow performance year-on-year were lower reported operating profit and higher consideration for acquisitions offset by a continued focus on working capital management and lower share purchases. A summary of the Group's unaudited cash flow statement and notes for the six months to 30 June 2023 is provided in Appendix 1.

Balance sheet highlights

As at 30 June 2023 we had cash and cash equivalents of £1.5bn (H1 2022: £1.5bn) and total liquidity, including undrawn credit facilities, of £3.6bn. Average adjusted net debt8 in the first half was £3.6bn, compared to £2.6bn in the prior period, at 2023 exchange rates. On 30 June 2023 adjusted net debt was £3.5bn, against £3.1bn on 30 June 2022, an increase of £0.3bn on reported basis and at 2023 exchange rates.

We spent £37m on share purchases in the first half of the year to offset dilution from share-based payments.

Our bond portfolio at 30 June 2023 had an average maturity of 5.8 years.

In May 2023, we refinanced the November 2023 €750m bond as planned, issuing a May 2028 €750m bond priced at 4.125%.

The average adjusted net debt to EBITDA ratio in the 12 months to 30 June 2023 is 1.68x, which excludes the impact of IFRS 16.

A summary of the Group's unaudited balance sheet and notes as at 30 June 2023 is provided in Appendix 1.

4Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations.
5In accordance with IAS 28: Investments in Associates and Joint Ventures once an investment in an associate reaches zero carrying value, the Group does not recognise any further losses, nor income, until the cumulative share of income returns the carrying value to above zero. WPP's cumulative reported share of losses in Kantar reduced the carrying value of the investment to zero at the end of December 2022.
6Non-GAAP measures in this table are reconciled in Appendix 1
7Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations.
8Average adjusted net debt calculated based on a month-end average

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2023
£ million	Notes	Six months ended 30 June 2023	Six months ended 30 June 2022
Revenue	7	7,221.2	6,755.3
Costs of services	4	(6,157.0)	(5,708.1)
Gross profit		1,064.2	1,047.2
General and administrative costs	4	(758.1)	(508.5)
Operating profit		306.1	538.7
Earnings/(loss) from associates - after interest and tax	5	1.0	(63.8)
Profit before interest and taxation		307.1	474.9
Finance and investment income	6	102.4	55.5
Finance costs	6	(230.7)	(144.9)
Revaluation and retranslation of financial instruments	6	25.5	33.1
Profit before taxation		204.3	418.6
Taxation	8	(55.0)	(117.5)
Profit for the period		149.3	301.1

Attributable to:
Equity holders of the parent		112.0	257.9
Non-controlling interests		37.3	43.2
		149.3	301.1

Earnings per share
Basic earnings per ordinary share	10	10.5p	23.1p
Diluted earnings per ordinary share	10	10.3p	22.7p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2023

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Profit for the period	149.3	301.1
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(285.0)	459.7
Gain/(loss) on net investment hedges	77.8	(129.9)
Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments	(23.8)	18.7
Less: gain/(loss) reclassified to profit or loss	24.4	(18.7)
Share of other comprehensive income of associates undertakings	-	30.7
	(206.6)	360.5
Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(3.8)	(5.2)
	(3.8)	(5.2)
Other comprehensive (loss)/income relating to the period	(210.4)	355.3
Total comprehensive (loss)/income relating to the period	(61.1)	656.4

Attributable to:
Equity holders of the parent	(76.0)	593.3
Non-controlling interests	14.9	63.1
	(61.1)	656.4

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2023
£ million	Notes	Six months ended 30 June 2023	Six months ended 30 June 2022
Net cash outflow from operating activities1	11	(444.1)	(1,132.5)
Investing activities
Acquisitions1	11	(197.9)	(81.0)
Disposals of investments and subsidiaries	11	10.3	29.2
Purchases of property, plant and equipment		(80.7)	(102.4)
Purchases of other intangible assets (including capitalised computer software)		(23.1)	(14.6)
Proceeds on disposal of property, plant and equipment		3.4	4.5
Net cash outflow from investing activities		(288.0)	(164.3)
Financing activities
Repayment of lease liabilities		(135.1)	(146.3)
Share option proceeds		0.7	1.1
Cash consideration for purchase of non-controlling interests	11	(16.0)	(6.2)
Share repurchases and buy-backs	11	(37.0)	(680.5)
Proceeds from borrowings and issue of bonds	11	1,044.5	247.2
Repayment of borrowings	11	(469.8)	(220.6)
Financing and share issue costs		(5.7)	-
Dividends paid to non-controlling interests in subsidiary undertakings		(61.2)	(37.2)
Net cash inflow/(outflow) from financing activities		320.4	(842.5)
Net decrease in cash and cash equivalents		(411.7)	(2,139.3)
Translation of cash and cash equivalents		(59.0)	88.0
Cash and cash equivalents at beginning of period		1,985.8	3,540.6
Cash and cash equivalents at end of period	12	1,515.1	1,489.3

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.
1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities. See note 11.

Unaudited condensed consolidated interim balance sheet as of 30 June 2023
£ million	Notes	30 June 2023	31 December 2022
Non-current assets
Intangible assets:
Goodwill	13	8,296.8	8,453.4
Other		1,500.9	1,451.9
Property, plant and equipment		942.7	1,000.7
Right-of-use assets		1,454.2	1,528.5
Interests in associates and joint ventures		248.1	305.1
Other investments		332.9	369.8
Deferred tax assets		287.8	322.1
Corporate income tax recoverable		102.4	74.1
Trade and other receivables	14	156.8	218.6
		13,322.6	13,724.2
Current assets
Corporate income tax recoverable		110.8	107.1
Trade and other receivables	14	11,058.1	12,499.7
Cash and short-term deposits		1,962.6	2,491.5
		13,131.5	15,098.3

Current liabilities
Trade and other payables	15	(13,155.8)	(15,834.9)
Corporate income tax payable		(324.1)	(422.0)
Short-term lease liabilities		(298.2)	(282.4)
Bank overdrafts, bonds and bank loans		(1,092.9)	(1,169.0)
		(14,871.0)	(17,708.3)
Net current liabilities		(1,739.5)	(2,610.0)
Total assets less current liabilities		11,583.1	11,114.2

Non-current liabilities
Bonds and bank loans		(4,338.0)	(3,801.8)
Trade and other payables	16	(517.4)	(490.9)
Deferred tax liabilities		(339.1)	(350.8)
Provisions for post-employment benefits		(133.8)	(137.5)
Provisions for liabilities and charges		(283.8)	(244.6)
Long-term lease liabilities		(1,905.9)	(1,928.2)
		(7,518.0)	(6,953.8)
Net assets		4,065.1	4,160.4

Equity
Called-up share capital		114.1	114.1
Share premium account		576.6	575.9
Other reserves		104.9	285.2
Own shares		(1,012.9)	(1,054.1)
Retained earnings		3,854.5	3,759.7
Equity shareholders' funds		3,637.2	3,680.8
Non-controlling interests		427.9	479.6
Total equity		4,065.1	4,160.4

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.
Unaudited condensed consolidated interim statement of changes in equity for the for the six months ended 30 June 2023
£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings1	Total equity share holders' funds	Non- controlling interests	Total
Balance at 1 January 2023	114.1	575.9	285.2	(1,054.1)	3,759.7	3,680.8	479.6	4,160.4
Ordinary shares issued	-	0.7	-	-	-	0.7	-	0.7
Share cancellations	-	-	-	-	-	-	-	-
Treasury shares used for share option schemes	-	-	-	55.2	(55.2)	-	-	-
Profit for the period	-	-	-	-	112.0	112.0	37.3	149.3
Foreign exchange differences on translation of foreign operations	-	-	(262.6)	-	-	(262.6)	(22.4)	(285.0)
Gain on net investment hedges	-	-	77.8	-	-	77.8	-	77.8
Cash flow hedges:
Fair value loss arising on hedging instruments	-	-	(23.8)	-	-	(23.8)	-	(23.8)
Less: gain reclassified to profit or loss	-	-	24.4	-	-	24.4	-	24.4
Share of other comprehensive income of associates undertakings	-	-	-	-	-	-	-	-
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(3.8)	(3.8)	-	(3.8)
Other comprehensive loss	-	-	(184.2)	-	(3.8)	(188.0)	(22.4)	(210.4)
Total comprehensive (loss)/income	-	-	(184.2)	-	108.2	(76.0)	14.9	(61.1)
Dividends paid	-	-	-	-	-	-	(61.2)	(61.2)
Non-cash share-based incentive plans (including share options)	-	-	-	-	75.5	75.5	-	75.5
Tax adjustment on share-based payments	-	-	-	-	2.4	2.4	-	2.4
Net movement in own shares held by ESOP Trusts	-	-	-	(14.0)	(23.0)	(37.0)	-	(37.0)
Recognition/derecognition of liabilities in respect of put options	-	-	3.9	-	(1.8)	2.1	-	2.1
Acquisition and disposal of subsidiaries2	-	-	-	-	(11.3)	(11.3)	(5.4)	(16.7)
Balance at 30 June 2023	114.1	576.6	104.9	(1,012.9)	3,854.5	3,637.2	427.9	4,065.1

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £347.2 million at 30 June 2023 (31 December 2022: £343.4 million).
2Acquisition and disposal of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2023 (continued)
£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share holders' funds	Non- controlling interests	Total
Balance at 1 January 2022	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	-	1.1	-	-	-	1.1	-	1.1
Share cancellations	(6.2)	-	6.2	-	(637.3)	(637.3)	-	(637.3)
Treasury shares used for share option schemes	-	-	-	-	-	-	-	-
Profit for the period	-	-	-	-	257.9	257.9	43.2	301.1
Foreign exchange differences on translation of foreign operations	-	-	439.8	-	-	439.8	19.9	459.7
Loss on net investment hedges	-	-	(129.9)	-	-	(129.9)	-	(129.9)
Cash flow hedges:
Fair value gain arising on hedging instruments	-	-	18.7	-	-	18.7	-	18.7
Less: loss reclassified to profit or loss	-	-	(18.7)	-	-	(18.7)	-	(18.7)
Share of other comprehensive income of associates undertakings	-	-	24.0	-	6.7	30.7	-	30.7
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(5.2)	(5.2)	-	(5.2)
Other comprehensive income	-	-	333.9	-	1.5	335.4	19.9	355.3
Total comprehensive income	-	-	333.9	-	259.4	593.3	63.1	656.4
Dividends paid	-	-	-	-	-	-	(37.2)	(37.2)
Non-cash share-based incentive plans (including share options)	-	-	-	-	67.3	67.3	-	67.3
Tax adjustments on share-based payments	-	-	-	-	(15.2)	(15.2)	-	(15.2)
Net movement in own shares held by ESOP Trusts	-	-	-	28.8	(72.0)	(43.2)	-	(43.2)
Recognition/derecognition of liabilities in respect of put options	-	-	58.1	-	(47.3)	10.8	-	10.8
Share purchases - close period commitments1	-	-	211.7	-	-	211.7	-	211.7
Acquisition and disposal of subsidiaries2	-	-	-	-	(13.0)	(13.0)	-	(13.0)
Balance at 30 June 2022	116.2	575.8	274.0	(1,083.3)	3,909.2	3,791.9	478.5	4,270.4

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
2Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.      Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.      Accounting policies

The unaudited condensed consolidated interim financial statements comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages 160 - 165 of the 2022 Annual Report and Accounts. No changes have been made to the Group's accounting policies in the period ended 30 June 2023.

The Group does not consider that the amendments to standards adopted during the period have a significant impact on the financial statements.

Statutory information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2023 and 30 June 2022 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2022 have been delivered to the Jersey Registrar and received an unqualified auditors' report. The interim condensed consolidated financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 41.

The announcement of the interim results was approved by the Board of Directors on 4 August 2023.

3.      Currency conversion

The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The period ended 30 June 2023 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.23 to the pound (period ended 30 June 2022: US$1.30) and €1.14 to the pound (period ended 30 June 2022: €1.19). The unaudited condensed consolidated interim balance sheet as at 30 June 2023 has been prepared using the exchange rates on that day of US$1.27 to the pound (31 December 2022: US$1.21) and €1.16 to the pound (31 December 2022: €1.13).

4.      Costs of services and general and administrative costs

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Costs of services	6,157.0	5,708.1
General and administrative costs	758.1	508.5
	6,915.1	6,216.6

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Staff costs	4,141.5	3,930.7
Establishment costs	272.1	262.8
Media pass-through costs	1,022.8	1,016.7
Other costs of services and general and administrative costs1	1,478.7	1,006.4
	6,915.1	6,216.6

Staff costs include:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Wages and salaries	2,944.0	2,718.5
Cash-based incentive plans	91.7	93.5
Share-based incentive plans	75.5	67.3
Severance	40.1	17.4
Other staff costs	990.2	1,034.0
	4,141.5	3,930.7

1  Other costs of services and general and administrative costs include £387.2 million (period ended 30 June 2022: £229.1 million) of other pass-through costs.

Other costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Amortisation and impairment of acquired intangible assets	36.6	31.5
Goodwill impairment	52.9	-
Investment and other impairment charges	11.0	-
Losses on disposals of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(60.4)
Restructuring and transformation costs	86.8	81.2
Property related costs	180.0	-
Litigation settlement	(10.0)	-

Amortisation and impairment of acquired intangible assets of £36.6 million (2022: £31.5 million) includes an impairment charge in the year of £1.7 million (2022: £1.3 million) in regard to certain brand names that are no longer in use.

The goodwill impairment charge of £52.9 million in the period ended 30 June 2023 (2022: £nil) relates to two businesses in the Group where the current, local economic conditions and trading circumstances are sufficiently severe to indicate impairment to the carrying value.

Investment and other impairment charges of £11.0 million (2022: £nil) relate to the same macro-economic factors noted above.

Losses on disposal of investments and subsidiaries of £2.9 million in the period ended 30 June 2023 (2022: £48.1 million) mainly relates to a disposal of the Group's investment in Astus Australia, which completed in May 2023. The prior period primarily includes a loss of £65.1 million on the divestment of the Group's Russian interests which completed in May 2022.

In the prior period, gains on remeasurement of equity interests arising from a change in scope of ownership of £60.4 million comprises a gain in relation to the reclassification of the Group's interest in Imagina in Spain from interests in associates to other investments. There were no remeasurements of equity interest in the period ended 30 June 2023.

Restructuring and transformation costs of £86.8 million (2022: £81.2 million) include £53.9 million (2022: £59.5 million) in relation to the Group's IT transformation programme. It includes costs of £23.8 million (2022: £46.3 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group and £15.2 million (2022: £nil) incurred related to a transition programme to move to a multi vendor environment. Included within restructuring and transformation costs is £7.0 million (2022: £5.9 million) of ongoing property costs, related to impairments the Group recognised in response to the COVID-19 pandemic. The remaining £25.9 million (2022: £15.8 million) relates to the continuing restructuring plan. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures.

Property related costs of £180.0 million (2022: £nil) have been incurred related to a review of the Group's property requirements, following the stabilisation of return-to-work practices post the COVID-19 pandemic and campus strategy. This identified a number of properties that are surplus to requirements and opportunities to further consolidate Agencies within the existing Campus portfolio.

£10.0 million (2022: £nil) has been received by the Group related to a previous litigation matter that settled in the period.

5.      Earnings/(loss) from associates - after interest and tax

Earnings/(loss) from associates - after interest and tax for the period ended 30 June 2023 was £1.0 million (2022: loss of £63.8 million). In 2022 this includes £46.7 million of amortisation and impairment of acquired intangible assets, and £24.8 million of restructuring and one-off transaction costs within Kantar.

6.      Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:
£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Income from equity investments	3.4	20.1
Interest income	99.0	35.4
	102.4	55.5

Finance costs include:
£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Interest payable and similar charges1	180.2	98.9
Interest expense related to lease liabilities	50.5	46.0
	230.7	144.9

Revaluation and retranslation of financial instruments include:
£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Movements in fair value of treasury instruments	4.4	1.9
Revaluation of investments held at fair value through profit or loss	(24.2)	9.0
Revaluation of put options over non-controlling interests	7.1	19.6
Revaluation of payments due to vendors (earnout agreements)	25.7	(1.1)
Retranslation of financial instruments	12.5	3.7
	25.5	33.1

1  Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

7.      Segmental analysis

Substantially all of the Group's revenue is from contracts with customers. Reported contributions by reportable segments were as follows:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Revenue1,2
Global Integrated Agencies	6,107.0	5,698.8
Public Relations	618.0	574.6
Specialist Agencies	496.2	481.9
	7,221.2	6,755.3
Revenue less pass-through costs1,3
Global Integrated Agencies	4,781.6	4,536.0
Public Relations	584.4	547.6
Specialist Agencies	445.2	425.9
	5,811.2	5,509.5
Headline operating profit1,5
Global Integrated Agencies	540.5	507.0
Public Relations	87.5	83.5
Specialist Agencies	38.3	48.6
	666.3	639.1

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Revenue2
North America4	2,744.0	2,586.5
United Kingdom	1,064.6	956.1
Western Continental Europe	1,477.1	1,352.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,935.5	1,860.7
	7,221.2	6,755.3
Revenue less pass-through costs3
North America4	2,284.6	2,188.9
United Kingdom	796.2	737.0
Western Continental Europe	1,178.7	1,086.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,551.7	1,497.5
	5,811.2	5,509.5
Headline operating profit5
North America4	287.1	299.7
United Kingdom	97.8	67.3
Western Continental Europe	111.1	98.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	170.3	173.4
	666.3	639.1

1 Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations.
2 Intersegment sales have not been separately disclosed as they are not material.

3 Revenue less pass-through costs is defined in Appendix 2.

4 North America includes the United States with revenue of £2,578.7 million (2022: £2,440.9 million), revenue less pass-through costs of £2,144.2 million (2022: £2,052.1 million) and headline operating profit of £268.1 million (2022: £280.9 million).

5 A reconciliation from profit before taxation to headline operating profit is provided in Appendix 2.

8.      Taxation

The tax charge for the Group is calculated in accordance with IAS 34, by applying management's best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings to the profit for the six month period ended 30 June 2023. This is then adjusted for certain discrete items which occurred in the interim period.

The tax rate on reported profit before tax was 26.9% (2022: 28.1%). Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructuring, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

9.      Ordinary dividends

The Board has recommended an interim dividend of 15.0p (2022: 15.0p) per ordinary share. This is expected to be paid on 3 November 2023 to shareholders on the register at 13 October 2023. The Board recommended a final dividend of 24.4p per ordinary share in respect of 2022. This was paid on 7 July 2023.

10.      Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	Six months ended 30 June 2023	Six months ended 30 June 2022
Reported earnings1 (£ million)	112.0	257.9
Weighted average shares used in basic EPS calculation (million)	1,071.2	1,115.2
Reported EPS	10.5p	23.1p

Diluted EPS

The calculation of diluted EPS is as follows:

	Six months ended 30 June 2023	Six months ended 30 June 2022
Diluted reported earnings1 (£ million)	112.0	257.9
Weighted average shares used in diluted EPS calculation (million)	1,090.8	1,137.8
Diluted reported EPS	10.3p	22.7p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2023	Six months ended 30 June 2022
Weighted average shares used in basic EPS calculation	1,071.2	1,115.2
Dilutive share options outstanding	0.8	1.4
Other potentially issuable shares	18.8	21.2
Weighted average shares used in diluted EPS calculation	1,090.8	1,137.8

At 30 June 2023 there were 1,141,513,196 (30 June 2022: 1,162,563,018) ordinary shares in issue, including treasury shares of 66,675,497 (30 June 2022: 70,489,953).

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

11.      Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 18:

Net cash outflow from operating activities:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Profit for the period	149.3	301.1
Taxation	55.0	117.5
Revaluation and retranslation of financial instruments	(25.5)	(33.1)
Finance costs	230.7	144.9
Finance and investment income	(102.4)	(55.5)
(Earnings)/loss from associates - after interest and tax	(1.0)	63.8
Operating profit for the period	306.1	538.7
Adjustments for:
Non-cash share-based incentive plans (including share options)	75.5	67.3
Depreciation of property, plant and equipment	83.7	79.9
Depreciation of right-of-use assets	129.3	129.9
Impairment charges included within adjusting items1	140.4	8.1
Goodwill impairment	52.9	-
Amortisation and impairment of acquired intangible assets	36.6	31.5
Amortisation of other intangible assets	9.0	13.6
Investment and other impairment charges	11.0	-
Losses on disposal of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(60.4)
Gains on sale of property, plant and equipment	(0.5)	(1.1)
Operating cash flow before movements in working capital and provisions	846.9	855.6
Movements in trade working capital2,3	(521.9)	(1,015.3)
Movements in other working capital and provisions4	(522.7)	(725.9)
Cash used in operations	(197.7)	(885.6)
Corporation and overseas tax paid	(171.3)	(162.7)
Interest and similar charges paid	(155.9)	(86.8)
Interest paid on lease liabilities	(48.8)	(44.1)
Interest received	108.5	26.9
Investment income	3.4	20.1
Dividends from associates	18.9	21.4
Earnout payments recognised in operating activities5	(1.2)	(21.7)
Net cash outflow from operating activities	(444.1)	(1,132.5)

1 Impairment charges included within restructuring costs includes impairments for right-of-use assets and property, plant and equipment.
2 Trade working capital represents trade receivables, work in progress, accrued income, trade payables and deferred income. A reconciliation is provided in Appendix 2.
3 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.
4 Other working capital represents other receivables and other payables.
5 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities.

11.      Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Initial cash consideration	(202.0)	(35.0)
Cash and cash equivalents acquired	23.0	0.7
Earnout payments1	(11.2)	(41.6)
Purchase of other investments (including associates)	(7.7)	(5.1)
Acquisitions	(197.9)	(81.0)

Proceeds on disposal of investments and subsidiaries2	10.5	41.7
Cash and cash equivalents disposed	(0.2)	(12.5)
Disposals of investments and subsidiaries	10.3	29.2

Cash consideration for purchase of non-controlling interests	(16.0)	(6.2)
Cash consideration for non-controlling interests	(16.0)	(6.2)

Net acquisition payments and disposal proceeds	(203.6)	(58.0)

Share repurchases and buy-backs:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Purchase of own shares by ESOP Trusts	(37.0)	(43.2)
Shares purchased into treasury	-	(637.3)
	(37.0)	(680.5)

Proceeds from borrowings:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Proceeds from €750 million bonds	644.5	-
Draw down from revolving credit facility	400.0	-
Increase in drawings on bank loans	-	247.2
	1,044.5	247.2

Repayments of borrowings:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Repayment of bank loans	-	(11.3)
Repayment of revolving credit facility	(400.0)	-
Repayment of debt assumed on acquisition	(69.8)	-
Repayment of €250 million bonds	-	(209.3)
	(469.8)	(220.6)

1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior period excess amounts were recorded as investing activities and have been re-presented as operating activities.

2 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

12.      Cash and cash equivalents and debt financing
£ million	30 June 2023	31 December 2022
Cash at bank and in hand	1,682.8	2,271.6
Short-term bank deposits	279.8	219.9
Overdrafts1	(447.5)	(505.7)
Cash and cash equivalents	1,515.1	1,985.8
Bank loans, bonds and other due within one year	(645.4)	(663.3)
Bank loans, bonds and other due after one year	(4,338.0)	(3,801.8)
Adjusted net debt	(3,468.3)	(2,479.3)

The Group estimates that the fair value of corporate bonds is £4,565.0 million at 30 June 2023 (31 December 2022: £4,049.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the carrying value:
£ million	30 June 2023	31 December 2022
Within one year	(779.7)	(791.6)
Between one and two years	(1,129.2)	(724.3)
Between two and three years	(99.1)	(524.2)
Between three and four years	(1,376.0)	(740.3)
Between four and five years	(711.6)	(719.9)
Over five years	(1,904.9)	(1,963.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,000.5)	(5,464.0)
Short-term overdrafts - within one year	(447.5)	(505.7)
Future anticipated cash flows	(6,448.0)	(5,969.7)
Effect of discounting/financing rates	1,017.1	998.9
Debt financing	(5,430.9)	(4,970.8)
Cash and short-term deposits	1,962.6	2,491.5
Adjusted net debt	(3,468.3)	(2,479.3)

13.      Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £156.6 million in the period. This movement primarily relates to the impact of currency translation of £320.8 million and impairment charges of £52.9 million. This is offset by the recognition of goodwill and fair value adjustments arising from M&A activity in the current and prior year of £217.1 million.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period ended 30 June 2023 or between 30 June 2023 and the date the interim financial statements were approved.

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

14.      Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2023	31 December 2022
Trade receivables (net of loss allowance)	6,167.8	7,403.9
Work in progress	292.7	352.4
VAT and sales taxes recoverable	425.5	448.1
Prepayments	305.7	236.6
Accrued income	3,193.4	3,468.3
Fair value of derivatives	2.4	5.1
Other debtors	670.6	585.3
	11,058.1	12,499.7

Amounts falling due after more than one year:

£ million	30 June 2023	31 December 2022
Prepayments	2.2	3.9
Fair value of derivatives	15.3	0.6
Other debtors	139.3	214.1
	156.8	218.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Other debtors falling due after more than one year for 30 June 2023 includes £16.0 million (31 December 2022: £15.4 million) in relation to pension plans in surplus.

Impairment losses on work in progress, accrued income and other debtors were immaterial for the periods presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

A bad debt credit of £5.4 million (period ended 30 June 2022: expense of £11.5 million) on the Group's trade receivables in the period is a result of the decrease in expected credit losses since 31 December 2022. The loss allowance is equivalent to 0.8% (31 December 2022: 1.0%) of gross trade receivables.

15.      Trade and other payables: amounts falling due within one year

£ million	30 June 2023	31 December 2022
Trade payables	9,351.1	11,182.3
Deferred income	1,310.5	1,599.0
Payments due to vendors (earnout agreements)	73.3	62.0
Liabilities in respect of put option agreements with vendors	14.9	18.8
Fair value of derivatives	40.2	58.0
Other creditors and accruals	2,365.8	2,914.8
	13,155.8	15,834.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.      Trade and other payables: amounts falling due after more than one year

£ million	30 June 2023	31 December 2022
Payments due to vendors (earnout agreements)	114.6	98.1
Liabilities in respect of put option agreements with vendors	305.9	323.3
Fair value of derivatives	12.6	-
Other creditors and accruals	84.3	69.5
	517.4	490.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the Directors' best estimates of future earnout related obligations:

£ million	30 June 2023	31 December 2022
Within one year	73.3	62.0
Between 1 and 2 years	37.8	19.5
Between 2 and 3 years	34.8	27.6
Between 3 and 4 years	28.8	28.6
Between 4 and 5 years	13.2	22.4
	187.9	160.1

The Group's approach to payments due to vendors is outlined in note 19.

The Group does not consider there to be any material contingent liabilities as at 30 June 2023.

17.      Related party transactions

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.

In the period ended 30 June 2023, revenue of £111.8 million (period ended 30 June 2022: £82.7 million) was reported in relation to Compas, an associate in the USA, and revenue of £6.6 million (period ended 30 June 2022: £7.4 million) was reported in relation to Kantar. All other transactions in the periods presented were immaterial.

The following amounts were outstanding at 30 June 2023:

£ million	30 June 2023	31 December 2022
Amounts owed by related parties
Kantar	24.7	26.1
Other	50.5	62.4
	75.2	88.5
Amounts owed to related parties
Kantar	(7.4)	(10.5)
Other	(55.2)	(65.2)
	(62.6)	(75.7)

18.      Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Group modelled a range of revenue less pass-through costs compared with the year ended 31 December 2022 and a number of mitigating cost actions that are available to the Group. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the  Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 18% in 2023 and up to 12% in 2024 compared to the corresponding prior periods. The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

19.      Financial instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3
30 June 2023
Derivatives in designated hedge relationships
Derivative assets	-	14.8	-
Derivative liabilities	-	(51.0)	-
Held at fair value through profit or loss
Other investments	0.4	-	257.5
Derivative assets	-	2.9	-
Derivative liabilities	-	(1.8)	-
Payments due to vendors (earnout agreements)	-	-	(187.9)
Liabilities in respect of put options	-	-	(320.8)
Held at fair value through other comprehensive income
Other investments	7.2	-	67.8

Reconciliation of level 3 fair value measurements:
£ million	Payments due to vendors (earnout agreements)	Liabilities in respect of put options	Other investments
1 January 2023	(160.1)	(342.1)	358.5
Gains/(losses) recognised in the income statement	25.7	7.1	(24.7)
Gains recognised in other comprehensive income	-	-	0.1
Additions	(66.7)	(2.4)	1.8
Disposals	-	-	(10.4)
Cancellations	-	2.8	-
Settlements	12.4	1.8	-
Exchange adjustments	0.8	12.0	-
30 June 2023	(187.9)	(320.8)	325.3

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

At 30 June 2023, the weighted average growth rate in estimating future financial performance was 11.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 30 June 2023 was approximately 7.4%.

19.      Financial instruments (continued)

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.6 million and £8.3 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.3 million and £6.5 million, respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

Strategic and External Risks
Economic Risk
●
Adverse economic conditions, including those caused by the Ukrainian conflict, severe and sustained inflation in key markets where the Group operates, supply chain issues affecting the distribution of clients' products and/or disruption in credit markets, pose a risk the Group's clients may reduce or cancel spend, or be unable to satisfy obligations.

Geopolitical Risk
●
Growing geopolitical tension and conflicts continue to have a destabilising effect in markets where the Group has operations. This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration. Such factors and economic conditions may reflect in clients' confidence in making longer term investments and commitments in marketing spend.

Pandemic
●
The impact of a pandemic on our business will depend on factors that we are not able to accurately predict, including the duration and scope of a pandemic, any existing or new variants, government actions to mitigate the effects of a pandemic and the continuing and long term impact of a pandemic on our clients' spending plans.

Strategic Plan
●
The failure to successfully complete the strategic plan updated in December 2020 - to simplify the Group structure, continue to introduce market leading products and services, identify cost savings and successfully integrate acquisitions - may have a material adverse effect on the Group's market share and its business revenues, results of operation, financial condition, or prospects.

IT Transformation
●
The IT Transformation programme prioritises the most critical changes necessary to support the Group's Strategic Plan whilst maintaining the operational performance and security of core Group systems. The Group is also reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.

Operational Risks
Client Loss
●
The Group competes for clients in a highly competitive industry which has been evolving and undergoing structural change. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

Client Concentration
●
The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group's prospects, business, financial condition and results of operations.

Reputation
●
The Group is subject to increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

People, Culture and Succession
●
The Group's performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key and diverse creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent.

Cyber and Information Security
●
The Group has in the past and may in the future experience a cyber attack that leads to harm or disruption to our operations, systems or services. Such an attack may also affect suppliers and partners through the unauthorised access, manipulation, corruption or the destruction of data.

Credit risk
●
We are subject to credit risk through the default of a client or other counterparty.
●
Challenging economic  conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.

 Internal Controls
●
The Group's performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.
●
The Group has previously identified material weaknesses in internal control over financial reporting and a failure to properly remediate these or any new material weaknesses could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Compliance Risks
Data Privacy
●
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.

Environment Regulation and Reporting
●
The Group could be subject to increased costs to comply with potential future changes in environmental law and regulations and increasing carbon offset pricing to meet net zero commitments.

Regulatory, Sanctions, Anti-Trust and Taxation
●
The Group may be subject to regulations restricting its activities or effecting changes in taxation.
●
The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates and violations could have an adverse effect on our business and reputation.
●
Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.
●
The Group is subject to the laws of the United States, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries. The Ukraine conflict has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons. Failure to comply which these laws could expose the Group to civil and criminal penalties.

Emerging Risks
●
The Group's operations could be disrupted by an increased frequency of extreme weather and climate related natural disasters.
●
A failure to manage the complexity in carbon emission accounting for marketing & media or to consider scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) technologies and partnerships in our business; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned 'Risk Factors' in the Group's Annual Report on Form 20-F for 2022, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

Directors' responsibility statement
The Directors confirm that to the best of their knowledge:

a)
the condensed set of financial statements, which has been prepared in accordance with the applicable set of accounting standards, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer, or the undertakings included in the consolidation as a whole as required by DTR 4.2.4R;
b)
the interim management report includes a fair review of the information required by DTR 4.2.7R; and
c)
the interim management report includes a fair review of the information required by DTR 4.2.8R.

The names and functions of the WPP plc Board can be found at: wpp.com/about/our-leadership/the-wpp-board

This responsibility statement is approved by the Board of Directors and is signed on its behalf by:

J Wilson

Chief Financial Officer

4 August 2023

Independent review report to WPP plc

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 which comprises the  condensed consolidated interim income statement, statement of comprehensive income, the cash flow statement, the balance sheet, the statement of changes in equity and related notes 1 to 19.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, "Interim Financial Reporting".

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with this ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information

In reviewing the half-yearly financial report, we are responsible for expressing to the group a conclusion on the condensed set of financial statements in the half-yearly financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
4 August 2023

Appendix 2: Alternative performance measures for the six months ended 30 June 2023

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt and adjusted free cash flow. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit measures, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group's financial performance.

Reconciliation of revenue to revenue less pass-through costs:
£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Revenue	7,221.2	6,755.3
Media pass-through costs	(1,022.8)	(1,016.7)
Other pass-through costs	(387.2)	(229.1)
Revenue less pass-through costs	5,811.2	5,509.5

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit before taxation to headline operating profit:
£ million	Margin %	Six months ended 30 June 2023	Margin %	Six months ended 30 June 2022
Profit before taxation		204.3		418.6
Finance and investment income		(102.4)		(55.5)
Finance costs		230.7		144.9
Revaluation and retranslation of financial instruments		(25.5)		(33.1)
Profit before interest and taxation		307.1		474.9
(Earnings)/loss from associates - after interest and tax		(1.0)		63.8
Operating profit	5.3	306.1	9.8	538.7
Goodwill impairment		52.9		-
Amortisation and impairment of acquired intangible assets		36.6		31.5
Investment and other impairment charges		11.0		-
Restructuring and transformation costs		86.8		81.2
Property related costs		180.0		-
Losses on disposal of investments and subsidiaries		2.9		48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership		-		(60.4)
Litigation settlement		(10.0)		-
Headline operating profit	11.5	666.3	11.6	639.1
Finance and investment income		102.4		55.5
Finance costs (excluding interest expense related to lease liabilities)		(180.2)		(98.9)
		(77.8)		(43.4)

Interest cover1 on headline operating profit		8.6 times		14.7 times

Headline operating profit and headline operating margin are metrics that management use to assess the performance of the business.

Headline operating profit margin before and after share of results of associates:
£ million	Margin %	Six months ended 30 June 2023	Margin %	Six months ended 30 June 2022
Revenue less pass-through costs		5,811.2		5,509.5
Headline operating profit	11.5	666.3	11.6	639.1
Earnings from associates (after interest and tax, excluding adjusting items)		7.6		12.3
Headline PBIT	11.6	673.9	11.8	651.4

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group's key leverage metrics.
Calculation of headline EBITDA:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Headline PBIT	673.9	651.4
Depreciation of property, plant and equipment	83.7	79.9
Amortisation of other intangible assets	9.0	13.6
Headline EBITDA (including depreciation of right-of-use assets)	766.6	744.9
Depreciation of right-of-use assets	129.3	129.9
Headline EBITDA	895.9	874.8

Headline EBITDA is used for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric.

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Profit before taxation	204.3	418.6
Goodwill impairment	52.9	-
Amortisation and impairment of acquired intangible assets	36.6	31.5
Investment and other impairment charges	11.0	-
Restructuring and transformation costs	86.8	81.2
Property related costs	180.0	-
Losses on disposal of investments and subsidiaries	2.9	48.1
Gains on remeasurement of equity interests arising from a change in scope of ownership	-	(60.4)
Litigation settlement	(10.0)	-
Share of adjusting items of associates	6.6	76.1
Revaluation and retranslation of financial instruments	(25.5)	(33.1)
Headline PBT	545.6	562.0
Headline tax charge	(147.5)	(143.1)
Headline non-controlling interests	(37.3)	(43.2)
Headline earnings	360.8	375.7

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Headline PBT	545.6	562.0
Tax charge	55.0	117.5
Tax charge relating to gains on disposal of investments and subsidiaries	-	(3.2)
Tax credit relating to restructuring and transformation costs and property related costs	88.9	26.6
Tax charge relating to litigation settlement	(3.2)	-
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	11.0	2.2
Deferred tax relating to gains and losses on disposal of investments and subsidiaries	(4.2)	-
Headline tax charge	147.5	143.1
Headline tax rate	27.0%	25.5%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 27.0% (2022: 25.5%). Given the Group's geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years.

Headline earnings per share:

The calculation of basic headline EPS is as follows:

	Six months ended 30 June 2023	Six months ended 30 June 2022
Headline earnings (£ million)	360.8	375.7
Weighted average shares used in basic EPS calculation (million)	1,071.2	1,115.2
Headline EPS	33.7p	33.7p

The calculation of diluted headline EPS is as follows:

	Six months ended 30 June 2023	Six months ended 30 June 2022
Diluted headline earnings (£ million)	360.8	375.7
Weighted average shares used in diluted EPS calculation (million)	1,090.8	1,137.8
Diluted headline EPS	33.1p	33.0p

Reconciliation of adjusted free cash flow:

£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Cash used in operations	(197.7)	(885.6)
Plus:
Interest received	108.5	26.9
Investment income received	3.4	20.1
Dividends from associates	18.9	21.4
Share option proceeds	0.7	1.1
Less:
Earnout payments	(12.4)	(63.3)
Corporation and overseas tax paid	(171.3)	(162.7)
Interest and similar charges paid	(155.9)	(86.8)
Interest paid on lease liabilities	(48.8)	(44.1)
Repayment of lease liabilities	(135.1)	(146.3)
Purchase of property, plant and equipment	(80.7)	(102.4)
Purchases of other intangible assets (including capitalised computer software)	(23.1)	(14.6)
Dividends paid to non-controlling interests in subsidiary undertakings	(61.2)	(37.2)
Adjusted free cash flow	(754.7)	(1,473.5)

The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Adjusted net debt and average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group.

Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year.

Presentation of adjusted net debt:

£ million	30 June 2023	31 December 2022	30 June 2022
Cash and short-term deposits	1,962.6	2,491.5	1,775.0
Bank overdrafts, bonds and bank loans due within one year	(1,092.9)	(1,169.0)	(289.1)
Bonds and bank loans due after one year	(4,338.0)	(3,801.8)	(4,620.7)
Adjusted net debt	(3,468.3)	(2,479.3)	(3,134.8)

Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt excludes lease liabilities.

Future restructuring and transformation costs

Restructuring and transformation costs are expected from 2023 to 2025, with approximately £250 million in relation to the continued rollout of the Group's new ERP system in order to drive efficiency and collaboration throughout the Group. Costs of between £100 million and £150 million are also expected in relation to other IT transformation projects, shared service centres and co-locations.

Constant currency and pro forma ('like-for-like')

The condensed consolidated interim financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 50.

Reconciliation of reported revenue to like-for-like revenue:
£ million
Revenue
Six months ended 30 June 2022 reported	6,755.3
Impact of exchange rate changes	168.7	2.5%
Impact of acquisitions and disposals	60.8	0.9%
Like-for-like growth	236.4	3.5%
Six months ended 30 June 2023 reported	7,221.2	6.9%

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

£ million
Revenue less pass-through costs
Six months ended 30 June 2022 reported	5,509.5
Impact of exchange rate changes	142.6	2.6%
Impact of acquisitions and disposals	49.4	0.9%
Like-for-like growth	109.7	2.0%
Six months ended 30 June 2023 reported	5,811.2	5.5%

Earnings/(loss) from associates - after interest and tax

Management reviews the 'earnings/(loss) from associates - after interest and tax' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting items of associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the Income Statements of the associate undertakings.

The following table is an analysis of 'earnings/(loss) from associates - after interest and tax' and underlying component movements:
£ million	Six months ended 30 June 2023	Six months ended 30 June 2022
Share of profit before interest and taxation	65.9	93.3
Share of adjusting items of associates	(6.6)	(76.1)
Share of interest and non-controlling interests	(55.1)	(58.9)
Share of taxation	(3.2)	(22.1)
Earnings/(loss) from associates - after interest and tax	1.0	(63.8)

Share of adjusting items of associates of £6.6 million (2022: £76.1 million). In 2022, this included £46.7 million of amortisation and impairment of acquired intangible assets, and £24.8 million of restructuring and one-off transaction costs within Kantar.

Trade working capital

Trade working capital is a metric that is directly associated with everyday business operations and used by management to assess the ability of the Group to meet the short-term obligations.

£ million	30 June 2023	31 December 2022	30 June 2022
Trade receivables	6,167.8	7,403.9	6,491.7
Accrued income	3,193.4	3,468.3	3,516.4
Work in progress	292.7	352.4	343.8
Trade payables	(9,351.1)	(11,182.3)	(9,674.4)
Deferred income	(1,310.5)	(1,599.0)	(1,457.2)
Trade working capital	(1,007.7)	(1,556.7)	(779.7)

Appendix 3: Re-presented segmental analysis for the year ended 31 December 2022

During 2023, the Group re-presented prior year figures to reflect the reallocation of a number of businesses between Global Integrated Agencies and Public Relations. For information purposes, the re-presented reported contributions by operating sector for the year ended 31 December 2022 are presented below:

£ million	Year ended 31 December 2022
Revenue
Global Integrated Agencies	12,186.8
Public Relations	1,232.5
Specialist Agencies	1,009.4
14,428.7
Revenue less pass-through costs1
Global Integrated Agencies	9,738.6
Public Relations	1,161.2
Specialist Agencies	899.5
11,799.3
Headline operating profit2
Global Integrated Agencies	1,431.3
Public Relations	191.9
Specialist Agencies	118.6
1,741.8

1  Revenue less pass-through costs is defined in Appendix 2.
2  Headline operating profit is defined in Appendix 2.
Glossary and basis of preparation

Adjusted free cash flow
Adjusted free cash flow is calculated as cash used in operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from change in scope of ownership, investment and other charges/reversals, litigation settlement, restructuring and transformation costs, property related costs, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, property related costs and share of adjusting items of associates.

Average adjusted net debt and adjusted net debt
Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Adjusted net debt excludes lease liabilities.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2023 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and headline non-controlling interests.

Headline EBITDA

Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, property related costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting items of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, restructuring and transformation costs, property related costs, litigation settlement, and the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs

Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma ('like-for-like')

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, and the reclassification of certain businesses to associates in 2022. Both periods exclude results from Russia. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably.

Revenue less pass-through costs

Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 04 August 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary